Exhibit 12.1
Synovus Financial Corp.
Ratio of Earnings to Fixed Charges
(in thousands)

	Nine Months
	Ended September	Year Ended December 31,
	30, 2008	2007	2006	2005	2004	2003
Ratio 1 — Including Interest on Deposits
Earnings:
Income from continuing operations before income taxes	81,713	527,674	645,538	563,340	489,979	426,295
Minority interest	6,347	—	—	—	—	—
Fixed charges	602,955	1,095,972	895,696	535,408	303,451	302,604

Total	691,015	1,623,646	1,541,234	1,098,748	793,430	728,899

Fixed Charges:
Interest on deposits	505,340	912,472	746,669	408,405	216,682	217,726
Interest on short-term borrowings	36,602	92,970	72,958	34,342	20,236	12,412
Interest on long-term debt	55,433	84,014	71,050	88,299	62,571	68,928
Portion of rents representative of the interest factor (1/3) of rental expense	5,580	6,516	5,019	4,362	3,962	3,538

Total fixed charges	602,955	1,095,972	895,696	535,408	303,451	302,604

Ratio of Earnings to Fixed Charges	1.15x	1.48x	1.72x	2.05x	2.61x	2.41x

Ratio 2 — Excluding Interest on Deposits
Earnings:
Income from continuing operations before income taxes	81,713	527,674	645,538	563,340	489,979	426,295
Minority interest	6,347	—	—	—	—	—
Fixed charges	97,615	183,500	149,027	127,003	86,769	84,878

Total	185,675	711,174	794,565	690,343	576,748	511,173

Fixed Charges:
Interest on short-term borrowings	36,602	92,970	72,958	34,342	20,236	12,412
Interest on long-term debt	55,433	84,014	71,050	88,299	62,571	68,928
Portion of rents representative of the interest factor (1/3) of rental expense	5,580	6,516	5,019	4,362	3,962	3,538

Total fixed charges	97,615	183,500	149,027	127,003	86,769	84,878

Ratio of Earnings to Fixed Charges	1.90x	3.88x	5.33x	5.44x	6.65x	6.02x